Exhibit D
SPV LLC AGREEMENT

LIMITED LIABILITY COMPANY AGREEMENT

of Wefunder SPV, LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT, dated as of March 15, 2021, is entered into by and among (i) Wefunder Admin, LLC, a Delaware limited liability company, as manager of the Company (the "*Manager*") and with respect to one or more Series (as defined below), including the Series the terms of which are set forth in Exhibit A, and (ii) Wefunder, Inc., a Delaware corporation, as the initial Member (the "*Initial Member*") of the Series the terms of which are set forth in Exhibit A, together with any other Persons who become Members in the Company associated with any Series or the Company generally as provided herein.

WHEREAS, the parties hereto have determined to establish and designate separate series of limited liability company interests and related assets and liabilities of the Company in accordance with Section 18-215 of the Delaware Act;

NOW, THEREFORE, in consideration of the covenants, conditions and agreements contained herein, the parties hereto do hereby agree as follows:

ARTICLE I: DEFINITIONS

Section 1.1   *Definitions*.

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

"*Adjusted Capital Account*" means the Capital Account maintained for a Member with respect to a Series, (i) increased by any amounts that such Member is obligated to restore or is treated as obligated to restore under Treasury Regulation Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i)(5) and (ii) decreased by any amounts described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) with respect to such Member.

"*Affiliate*" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"*Agreed Value*" of property contributed by a Member to the Company with respect to a Series means the fair market value of such property or other consideration at the time of contribution as reasonably determined by the Manager. The Manager shall use such method as it determines to be appropriate to allocate the aggregate Agreed

Value of properties contributed by a Member to the Company with respect to a Series in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each contributed property.

"*Agreement*" means this Limited Liability Company Agreement of Wefunder SPV, LLC, including all exhibits hereto, as it may be amended, supplemented or restated from time to time.

"*Book Value*" means, with respect to any property associated with a Series, such property's adjusted basis for U.S. federal income tax purposes, except as follows:

(a)   the initial Book Value of any property contributed by a Member to the Company with respect to a Series shall be the Agreed Value of such property;

(b)   the Book Values of all properties of a Series shall be adjusted to equal their respective fair market values as determined by the Manager in connection with (i) the acquisition of an interest in such Series by any new or existing Member in exchange for more than a *de minimis* capital contribution, (ii) the distribution to a Member of more than a *de minimis* amount of property of a Series as consideration for an interest in such Series, (iii) the grant of an interest in such Series (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of such Series by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of becoming a Member, (iv) the liquidation of the Company or any Series within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g)(1) (other than pursuant to Section 708(b)(1)(B) of the Code), or (v) any other event to the extent determined by the Manager to be necessary to properly reflect Book Values in accordance with the standards set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(q);

(c)   the Book Value of any property of a Series distributed to a Member shall be the fair market value of such property as reasonably determined by the Manager; and

(d)   the Book Values of all properties of a Series shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such property pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts attributable to such Series pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m) and clause (f) of the definition of Profits and Losses or Section 6.1(b)(vii); *provided, however*, Book Value shall not be adjusted pursuant to this clause (d) to the extent the Manager reasonably determines that an adjustment pursuant to clause (b) hereof is necessary or appropriate in connection with the transaction that would otherwise result in an adjustment pursuant to this clause (d). If the Book Value of any property has been determined or adjusted pursuant to clauses (b) or (d) hereof, such Book Value shall thereafter be adjusted by the Depreciation taken into account with respect to such property for purposes of computing Profits and Losses and other items allocated pursuant to Article VI.

"*Business Day*" means Monday through Friday of each week, except that a legal holidayrecognized as such by the government of the United States of America or the State of Californiashall not be regarded as a Business Day.

"*Capital Account*" means the capital account maintained for a Member with respect to a Series pursuant to Section 5.2.

"*Capital Contribution*" means, with respect to any Member, the amount of money and the Net Agreed Value of any property contributed by such Member to the Company with respect to a Series. Any reference in this Agreement to the Capital Contribution of a Member shall include its pro rata share of any Capital Contribution of its predecessors in interest.

"*Certificate of Formation*" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on even date herewith as referenced in
Section 2.1, as such Certificate of Formation may be amended, supplemented or restated fromtime to time.

"*Claims*" has the meaning assigned to such term in Section 7.5(a).

"*Code*" means the U.S. Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code shall include any corresponding provision orprovisions of succeeding law.

"*Commission*" means the U.S. Securities and Exchange Commission.

"*Company*" means Wefunder SPV, LLC, a Delaware limited liability company, formed on even date herewith pursuant to the Delaware Act upon the filing of the Certificate of Formationin the office of the Secretary of State of the State of Delaware and the entry into of this Agreement.

"*Company generally*" means, with respect to the Company, the "limited liability company generally" as such phrase is used in Section 18-215 of the Delaware Act.

"*Company Interest*" means a limited liability company interest (within the meaning of theDelaware Act) in the Company generally, together with all of the rights, powers and preferences associated therewith hereunder, including the obligation to comply with the terms hereof.

"*Damages*" has the meaning assigned to such term in Section 7.5(a).

"*Delaware Act*" means the Delaware Limited Liability Company Act, 6 Del C. Section 18-101, *et seq.*, as amended, supplemented or restated from time to time, and any successor to such statute.

"*Depreciation*" means, for each taxable year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for U.S. federal

income tax purposes with respect to property for such taxable year, except that with respect to any property the BookValue of which differs from its adjusted tax basis for U.S. federal income tax purposes,

Depreciation for such taxable year shall be the amount of book basis recovered for such taxableyear under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2).

"*Economic Risk of Loss*" has the meaning assigned to such term in Treasury RegulationSection 1.752-2(a).

"*Entity*" means a corporation, firm, limited liability company, partnership (general or limited), joint venture, trust, business trust, unincorporated organization, cooperative, associationor other legal entity.

"*Indebtedness*" means (a) debt for money borrowed and similar monetary obligations evidenced by bonds (excluding surety and performance bonds), notes, debentures or other similarinstruments, (b) reimbursement obligations with respect to letters of credit and (c) guaranties, endorsements and other contingent obligations whether direct or indirect in respect of liabilities of others of any of the types described in clauses (a) and (b) above (other than endorsements for collection or deposit in the ordinary course of business). For the avoidance of doubt, the term "Indebtedness" excludes trade accounts payable in the ordinary course of business.

"*Indemnified Series*" has the meaning assigned to such term in Section 7.6.

"*Indemnifying Series*" has the meaning assigned to such term in Section 7.6.

"*Indemnitee*" means, with respect to a Series, (a) any Person who is or was a Manager of such Series or a Manager of the Company generally, (b) any Person who is or was a delegate ofany such Manager (including without limitation pursuant to Section 7.2 of this Agreement), (c) any Person who is or was an Affiliate of any such Manager or delegate, and (d) any Person who is or was a member, Member, director, officer, employee, fiduciary or trustee of any of the foregoing.

"*Initial Member*" means Wefunder, Inc.

"*Interest*" means a Company Interest or a Series Interest, as the context may require.

"*Liability*" means any debt, liability, expense or other obligation.

"*Liquidation Date*" means (a) in the case of an event giving rise to the dissolution of theCompany or termination of a Series of the type described in Sections 11.1(a)(iv), 11.1(a)(v) or 11.2(a)(iv), the date on which the applicable time period during which the Members have the right to elect to continue the business of the Company or Series, as applicable, has expired without such an election being made and (b) in the case of any other event giving rise to the dissolution of the Company or termination of a Series, the date on which such event occurs.

"*Manager*" means Wefunder Admin, LLC, in its capacity as manager (within the meaning of the Delaware Act) of the Company, and any successor in interest, and, with respect to a Series, the related Series Manager.

"*Majority in Interest*" means, with respect to a Series, one or more Members of such Series holding Interests in such Series that in the aggregate exceed fifty percent (50%) of all Percentage Interests owned by Members of such Series.

"*Member*" means any Member of any Series or of the Company generally, as the context may require.

"*Member Nonrecourse Debt*" has the meaning assigned to the term "partner nonrecourse debt" in Treasury Regulation Section 1.704-2(b)(4).

"*Member Nonrecourse Debt Minimum Gain*" has the meaning assigned to "partner nonrecourse debt minimum gain in Treasury Regulation Section 1.704-2(i)(2).

"*Member Nonrecourse Deductions*" has the meaning assigned to "partner nonrecourse deductions" in Treasury Regulation Section 1.704-2(i)(1).

"*Members*" means: (i) with respect to the Company, each Member of each Series; and (ii) with respect to a Series, the related Series Manager (or Series Managers) and the related Series Members.

"*Minimum Gain*" has the meaning assigned to the term "partnership minimum gain" in Treasury Regulation Section 1.704-2(d).

"*Net Agreed Value*" means, (a) in the case of any property contributed by a Member to the Company with respect to a Series, the Agreed Value of such property reduced by any liabilities either assumed by such Series upon such contribution or to which such property is subject when contributed and (b) in the case of any property of a Series distributed to a Member, the Book Value of such property at the time such property is distributed, reduced by any indebtedness either assumed by such Member upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

"*Nonrecourse Deductions*" has the meaning assigned to such term in Treasury Regulation Section 1.704-2(b).

"*Percentage Interest*" means, with respect to any Member of a Series, the percentage of the Series Interests of the applicable Series held by such Member relative to the total outstanding Series Interests of such Series. The Percentage Interest of each Member with respect to each Series will be recorded in the books and records of the Manager and available for inspection by a Member upon reasonable request. Unless otherwise determined by the Manager of the relevant Series, the Percentage Interests of the Members of any Series shall be adjusted as follows immediately following (i) the admission of any Person as a new Member of such Series or (ii) any Capital Contribution to such Series that is not Pro Rata among the Members of such Series, to reflect the quotient, expressed as a percentage, obtained by dividing (A) such Member's Capital Account balance with respect to such Series by (B) the sum of all Members 'Capital Account balances with respect to such Series, in each case, taking into account any prior adjustments pursuant to clause (a) of this definition. Upon the adjustment of the Percentage Interests in the manner set forth in this definition, the books and records of the Manager will be updated to reflect such adjusted Percentage Interests. The Percentage Interest of any Member of the Company generally shall at all times be zero.

"*Permitted Transferee*" means, with respect to any Person, an Affiliate of such Person; provided that the term "Permitted Transferee" shall not include any Affiliate that, at the date of determination, such Person or any of its Affiliates intends or expects to sell, assign, exchange or otherwise cease to own or control.

"*Person*" means an individual, Entity or government agency or political subdivision thereof.

"*Pro Rata*" means apportioned among all Members of a particular Series in accordance with their relative Percentage Interests in such Series.

"*Profits*" or "*Losses*" means, for each taxable year with respect to any Series, an amount equal to such Series' taxable income or loss for such taxable year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a)   any income of such Series that is exempt from U.S. federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this definition of "Profits" and "Losses" shall be added to such taxable income or loss;

(b)   any expenditures of such Series described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704- 1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" shall be subtracted from such taxable income or loss;

(c)   in the event the Book Value of any asset is adjusted pursuant to clause (b) or clause (c) of the definition of Book Value, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Book Value of the asset) or an item of loss (if the adjustment decreases the Book Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses;

(d)   gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed by reference to the Book Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(e)   in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such taxable year;

(f)   to the extent an adjustment to the adjusted tax basis of any asset pursuant to Code Section 734(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Account balances for such Series as a result of a distribution other than in liquidation of a Member's Series Interest with respect to such Series, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or an item of loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses; and

(g)   any items that are allocated pursuant to Sections 6.1(b) and 6.1(c) shall be determined by applying rules analogous to those set forth in clauses (a) through (g) hereof but shall not be taken into account in computing Profits and Losses.

"*Proportionate Share of Shared Liabilities*" has the meaning assigned to such term in Section 3.5(c).

"*Quarter*" means, unless the context requires otherwise, a fiscal quarter of the Company.

"*Regulatory Allocations*" means the allocations set forth in Sections 6.1(b).

"*Securities Act*" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

"*Series*" means any series of the Company established pursuant to this Agreement, the terms of which are as set forth in this Agreement and in the applicable Series Appendix for that Series.

"*Series Appendix*" means an appendix to this Agreement (including without limitation Exhibit A), which may but need not be in the form attached to this Agreement as Exhibit B, and which sets forth the terms applicable to one or more Series, and the Series Manager and the Members of that Series or those Series. The terms of each Series Appendix shall be established by the Manager, and may be amended from time to time by any Series Manager for that Series, in its sole discretion, except to the extent provided by this Agreement and the relevant Series Appendix. Notwithstanding anything in this Agreement to the contrary, if the terms of a Series Appendix conflict with the terms of this Agreement, the terms of the Series Appendix shall prevail with respect to the applicable Series.

"*Series Interest*" means a limited liability company interest (within the meaning of the Delaware Act) in a Series, together with all of the rights, powers and preferences associated therewith hereunder, including the obligation to comply with the terms hereof.

"*Series Manager*" means, with respect to each Series, the manager or managers (within the meaning of the Delaware Act) of that Series, as appointed from time to time by the Manager. For the sake of clarity, the Manager may be a Series Manager for one or more Series. The Manager may, in its sole discretion, appoint, terminate, and replace any Series Manager at any time and for any reason without the vote of any Members or other Series Managers.

"*Series Members*" means, with respect to each Series, the Members of that Series.

"*Shared Asset*" means an asset used by the Company or the Manager on behalf of the Company for the benefit of more than one Series.

"*Subsidiary*" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

"*Transfer*" means, with respect to any Interest, a transaction by which the holder of an Interest assigns such Interest to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or merger or otherwise.

Section 1.2   *Construction.*

Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms "include," "includes," "including" or words of like import shall be deemed to be followed by the words "without limitation"; and (d) the terms "hereof," "herein" or "hereunder" refer to this Agreement as a whole and not to any particular provision of this Agreement. The headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II: ORGANIZATION

Section 2.1 *Formation.*

The parties hereto hereby agree to form the Company as a limited liability company under the laws of the State of Delaware. Simultaneously with the execution of this Agreement, the Manager, as an authorized person (within the meaning of the Delaware Act) shall execute and cause to be filed the Certificate of Formation in accordance with the Delaware Act, which contains a notice of the limitation of liabilities of the Series in conformity with Section 18-215 of the Delaware Act. This Agreement shall be effective as of the date set forth in the introductory paragraph of this Agreement. Except as modified in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Manager, Series Manager(s) and Members, and the administration, dissolution and termination of the Company or any Series shall be governed by the Delaware Act.

Section 2.2 *Name.*

The name of the Company shall be "Wefunder SPV, LLC." Subject to applicable law, the Company's business may be conducted under any other name or names as determined by the Manager, including the name of a Manager. Each Series 'business shall be conducted under the name of the Company on behalf of such Series, the name of such Series or, subject to applicable law, any other name or names as determined by a Series Manager for that Series, including the name of a Series Manager. The words "limited liability company," "LLC" or similar words or letters shall be included in the Company's or any Series 'name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. Without the consent of any Member being required, the Manager may amend this Agreement and the Certificate of Formation to change the name of the Company and any Series at any time and from time to time.

Section 2.3 *Principal Office; Registered Office.*

(a) The principal office of the Company and each Series shall be at 4104 24th Street, PMB 8113, San Francisco, CA 94114, or such other place as the Manager of the Company generally may from time to time designate. The Company and each Series may maintain offices at such other places as the Manager or a relevant Series Manager, as applicable, deems advisable.

(b) The address of the Company's registered office in the State of Delaware shall be 2711 Centreville Road, Suite 400, Wilmington, Delaware 19808, and the Company's registered agent for service of process on the Company in the State of Delaware shall be Corporation Service Company. Without the consent of any Member being required, the Manager may amend this Agreement and the Certificate of Formation to change the address of the Company's registered office or the Company's registered agent for service of process at any time and from time to time.

Section 2.4   *Purpose and Business*.

The purpose and nature of the business to be conducted by the Company and each Series shall be to engage in any lawful activity for which limited liability companies may be organizedunder the Delaware Act.

Section 2.5   *Powers.*

The Company and each Series shall be empowered to do any and all acts and things necessary or appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Company or any Series.

Section 2.6   *Term.*

The term of the Company shall commence on the date hereof and shall continue in existence until the dissolution of the Company in accordance with the provisions of Article XI. The existence of the Company as a separate legal entity shall continue until the cancellation of the Certificate of Formation as provided in the Delaware Act. Each Series shall have a perpetual

existence until the earlier of the dissolution of the Company or the termination of such Series inaccordance with the provisions of Article XI.

Section 2.7   *Title to Assets*.

Subject to applicable law, record title to any or all of the assets of any Series may be heldin the name of the Company, such Series, the Manager or one or more of its nominees, or one ormore Series Managers or one or more of their respective nominees, as may be determined by theManager or, with respect to any Series, the related Series Manager. Each Manager hereby declares and warrants that the assets of any Series for which record title is held in the name of the Manager or one or more nominees shall be held in trust by the Manager or such nominee for the use and benefit of the applicable Series in accordance with the provisions of this Agreement.

ARTICLE III: ESTABLISHMENT AND DESIGNATION OF SERIES

Section 3.1   *Establishment and Designation of Series*.

(a)   The Interests in the Company shall be divided into the Series provided for in Exhibit A to this Agreement, and such other Series as the Manager shall determine by its execution of a Series Appendix with respect each such Series. Each Series shall constitute a separate series of limited liability company interests in accordance with Section 18-215 of the Delaware Act, having separate rights, powers, duties and obligations as set forth herein and in each applicable Series Appendix, with each such

Series comprised of Interests, as set forth in Article V. Unless otherwise provided in a Series Appendix, a Series may have an unlimited number of related Interests.

(b) The Manager may from time to time and at any time establish one or more new or additional Series, with any terms it determines are appropriate for that Series (as reflected in the applicable Series Appendix), and the Manager and the relevant Series Manager may take any actions either of them determine are necessary or advisable in connection with establishing, offering Interests in, operating, maintaining, winding up, or otherwise relating to, any such Series. The Manager, or a Series Manager for a Series, may admit Members to a Series on such terms as that Manager determines and as set forth in the relevant Series Appendix.

(c) Each Series shall be separate and distinct from each other Series, and separate anddistinct records shall be maintained for each Series. The records maintained for each Series shall account for the assets and Liabilities associated with such Series separately from the assets and Liabilities associated with any other Series or the Company generally. Records maintained for a Series that reasonably identify its assets, including by specific listing, category, type, quantity, computational or allocation formula or procedure (including a percentage or share of any asset orassets) or by any other method where the identity of such assets is objectively determinable, will be deemed to account for the assets associated with such Series separately from the assets associated with any other Series. Without limiting the generality of the foregoing, the Series Appendices may constitute records as described in the preceding sentence. Except as may be expressly agreed to by a Series or by the Company generally, no Liability of a Series shall be a Liability of any other Series or the Company generally. To the fullest extent permitted by applicable law, except as may be expressly agreed to by a Series or the Company generally, all of the Liabilities incurred, contracted for or otherwise now or hereafter existing with respect to aparticular Series shall be enforceable against the assets of such Series only or the relevant SeriesManager, and not against the assets of any other Series, of any other Series Manager, of the Company generally, of the Manager, or of any Series Manager not associated with such Series, and, except as may be expressly agreed to by a Series or the Company generally, none of the Liabilities incurred, contracted for or otherwise existing with respect to any other Series shall be enforceable against the assets of such Series. The Certificate of Formation shall contain a notice of the limitation of liabilities of the Series and of the Company generally in conformity with Section 18-215 of the Delaware Act.

(d) Each Series shall have the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security interestsand sue and be sued.

Section 3.2 *Allocation Among Series*.

(a) The Company may acquire assets only to the extent that they are acquired by the Company with respect to one or more particular Series and not with respect to the Company generally. To the extent commercially feasible, all Liabilities contractually created or incurred oramended by any Series shall be made expressly non-recourse to (i)

the Company generally and any other Series and (ii) the Members of the Company generally or any Series (in their respective capacities as such).

(b)   The Manager shall establish procedures designed to ensure that, to the extent commercially feasible, all contracts of a Series entered into or amended after the date hereof, (i) expressly acknowledge the separateness of the Company generally and each Series, (ii) notify the contract counterparty of the identity of the obligor or obligors thereunder (and if more than one obligor, the obligation of each obligor, which obligation may be joint and several or may be several depending on the facts and circumstances) and (iii) are properly executed and delivered by a duly authorized Person on behalf of the Company generally and/or such Series, as applicable.

(c)   The Manager shall, in its sole and good faith discretion, determine the portion of the Liabilities associated with or arising from the use, ownership or operation of the Shared Assets to be designated as Liabilities of each Series.

ARTICLE IV: TRANSFER OF LIMITED LIABILITY COMPANY INTERESTS

Section 4.1   *Transfers Generally.*

(a)   Transfers of Interests may be made only in strict compliance with all applicable terms of this Agreement, and any purported Transfer of Interests that does not so comply with all applicable provisions of this Agreement shall, to the fullest extent permitted by law, be null and void and of no force or effect. No Manager shall be required to recognize or be bound by any such purported Transfer or effect any such purported Transfer on the transfer books of the

Company generally or any Series. The Members agree that the restrictions contained in this Article IV are fair and reasonable and in the best interests of the Company, each Series and the Members.

(b)   Notwithstanding anything herein to the contrary, no Transfer by a Member of all or any part of its Interest to another Person shall be permitted unless (i) the transferee agrees in writing to assume the rights and duties of such Member under this Agreement and to be bound by the provisions of this Agreement and (ii) such transferee shall be admitted to the Company as a Member with respect to the Company generally or a Series, as applicable, pursuant to

Section 4.1(c) immediately prior to the transferor ceasing to be a Member with respect to the transferred portion of the Interest, and the business of the Company and each Series shall continue without dissolution or termination, respectively.

(c)   To effect the admission of any Member to the Company generally or any Series, the Manager (with respect to the Company generally) or the Series Manager (with respect to the related Series) shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Company and the applicable Series to reflect such admission and, if necessary, notwithstanding Sections 12.1 or 12.2, to prepare and adopt as soon as practicable an amendment to this Agreement. The transferee shall be admitted to the Company with respect to the Company generally or the applicable Series, as the case may be, as a Member upon satisfaction of the requirements of Section 4.1(b) and this Section 4.1(c), without the consent of any other Member being required.

(d)   No Member shall have any right to withdraw from the Company or any Series; *provided, however,* that when a transferee of a Member's Interest is admitted to the Company or any Series in accordance with Section 4.1(c) with respect to the Interest so transferred, the transferring Member shall cease to be a Member with respect to the Interest so transferred.

Section 4.2   *General Restrictions on Transfers of Interests.*

(a)   Notwithstanding the other provisions of this Article IV, no Transfer of any Interests shall be made if such Transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such Transfer, (ii) unless permitted by the Manager, terminate the existence or qualification of the Company or any Series under the laws of the State of Delaware or (iii) unless permitted by the Manager, cause the Company or any Series to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed).

(b)   The Manager, and each Series Manager with respect to a Series for which it serves as Series Manager, may impose restrictions on or prohibit the Transfer of Interests for any reason or no reason, in its sole discretion. Without limiting the generality of the foregoing, each such Manager may impose restrictions on or prohibit the Transfer of Interests if it determines, in its sole discretion, that such restrictions are necessary to avoid a significant risk of adverse consequences to the Company or one or more Series, including without limitation to avoid a significant risk of the Company or any Series: (i) being required to register Interests under the Securities Act; (ii) being required to register a class of Interests under section 12 or section 15 of

the Securities Exchange Act of 1934, as amended; (iii) becoming required to register as an investment company under the Investment Company Act of 1940, as amended; (iv) being deemed to be plan assets, within the meaning of the Employee Retirement Income Security Act of 1974, as amended; or (v) becoming taxable as a corporation or otherwise becoming taxable as an entity for U.S. federal income tax purposes. Notwithstanding anything to the contrary in this Agreement, the Manager may impose such restrictions by unilaterally amending this Agreement or an applicable Series Appendix.

(c)   Unless otherwise provided in the applicable Series Appendix for a Series, any Series Member who proposes to Transfer any Interest in that Series must provide a written request to the relevant Series Manager identifying the portion of the Interest proposed to be transferred, the proposed purchaser or other recipient of the Interest, the consideration proposed to be paid for the Interest, and any other information requested by the Series Manager. The Series Manager shall use reasonable efforts to determine whether to permit or deny the proposed Transfer in no more than 10 Business

Days from the time the Series Manager determines, in its sole discretion, that it has received all information it requires to make that determination. All communications related to the proposed Transfer shall be made, to the extent practical, through the Wefunder.com website.

Section 4.3   *Specific Performance.*

Each Member acknowledges that it shall be inadequate or impossible, or both, to measure in money the damage to the Company, any Series or the Members, if any of them or any transferee or any legal representative of any party hereto fails to comply with any of the restrictions or obligations imposed by this Article IV, that every such restriction and obligation is material, and that in the event of any such failure, the Company, the Series and the Members shall not have an adequate remedy at law or in damages. Therefore, each Member consents to the issuance of an injunction or the enforcement of other equitable remedies against such Member at the suit of an aggrieved party without the posting of any bond or other security, to compel specific performance of all of the terms of this Article IV and to prevent any transfer of Interests in contravention of any terms of this Article IV, and waives any defenses thereto, including the defenses of: (i) failure of consideration; (ii) breach of any other provision of this Agreement and
(iii) availability of relief in damages.

ARTICLE V: CAPITAL CONTRIBUTIONS; COMPANY INTERESTS; FUTURE CAPITAL REQUIREMENTS

Section 5.1   *Series Interests and Capital Contributions.*

(a)   On the date hereof, the Initial Member is making the Capital Contribution identified on Exhibit A to the related Series in immediately available U.S. dollars, in return for the Percentage Interest in that Series set forth opposite its name on Exhibit A. Upon its execution of this Agreement and the making of such Capital Contribution, the Initial Member shall be admitted as a Member of such Series.

(b)   Upon the admission of a Member to a Series, the Transfer of an Interest, an additional Capital Contribution to a Series by an existing Member, or any other action or event that causes a change in the Members or Percentage Interests in a Series, the Manager or the Series Manager for that Series shall reflect the name and Percentage Interest of each such Member in the books and records of the Manager. The creation, amendment or termination of a Series Appendix shall not act as a termination of the Company or in any way affect the Company in general (except as may be specifically provided in this Agreement) or any Series other than a Series to which that Series Appendix relates.

Section 5.2   *Capital Accounts.*

(a)   A separate Capital Account shall be established and maintained for each Member with respect to each Series in accordance with the requirements of Treasury Regulation
Section 1.704-1(b)(2)(iv). A Member that owns an Interest in more than one Series shall have a separate Capital Account with respect to each such Series. The Capital Accounts with respect to any Series shall be maintained for each Member in accordance with the requirements of Treasury Regulation Section 1.704-1(b)(2)(iv).

(b)   Each Capital Account for each Member with respect to any Series shall be increased by (i) the amount of money contributed by that Member to the Company with respect to that Series, (ii) the Book Value of property contributed by that Member to the Company with respect to that Series (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code), and (iii) allocations to that Member of Profits and any other items of income and gain attributable to that Series, and shall be decreased by (iv) the amount of money of that Series distributed to that Member, (v) the Book Value of property of that Series distributed to that Member (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code), and (vi) allocations to that Member of Losses and any other items of loss and deduction attributable to that Series.

(c)   The Members 'Capital Accounts shall also be maintained and adjusted as permitted by the provisions of Treasury Regulation § 1.704-1(b)(2)(iv)(f) and as required by the other provisions of Treasury Regulation §§ 1.704-1(b)(2)(iv) and 1.704-1(b)(4).

(d)   Whenever the fair market value of property of a Series is required to be determined pursuant to this Section 5.2, the Manager shall establish the fair market value in its sole discretion.

(e)   On a Transfer of all or part of a Member's Interest with respect to any Series, the transferor's Capital Account with respect to that Series shall carry over to the transferee Member in accordance with the provisions of Treasury Regulation § 1.704-1(b)(2)(iv)(1).

ARTICLE VI: ALLOCATIONS AND DISTRIBUTIONS

Section 6.1   Allocations for Capital Account Purposes.

(a)   *Allocations.*

(i)   For purposes of maintaining the Capital Accounts pursuant to Section 5.2 and in determining the rights of the Members among themselves with respect to each Series, after making all of the allocations under Sections 6.1(b) and 6.1(c), Profits and Losses and items thereof with respect to a Series shall be allocated among the Members of that Series in each taxable year (or portion thereof) Pro Rata.

(ii)   Notwithstanding Sections 6.1(a)(i), in the event of the dissolution and liquidation of the Company or the termination of a Series, allocations of Profit and Loss, and items thereof in connection with the liquidation shall be made in accordance with Section 11.3(a). Losses and other items of deduction and loss specially allocated to a Member with respect to a Series shall not exceed the maximum amount of Losses and items of deduction and loss that can be allocated without causing such Member to have a deficit in its Adjusted Capital Account for such Series at the end of any taxable year or other period. In the event that some but not all of the Members would have a deficit in their Adjusted Capital Accounts for such Series as a consequence of an allocation pursuant to this Section 6.1, the limitation set forth in the preceding sentence shall be applied on a Member by Member basis, and Losses or items of deduction and loss not allocable to any Member as a result of such limitation shall be allocated to the other Members of such Series in accordance with and to the extent of the relative positive balances in such Members 'Adjusted Capital Accounts attributable to such Series. Any excess Losses or other items of deduction and loss remaining shall be allocated, Pro Rata, to the Members of any other Series whose Adjusted Capital Accounts for such other Series have positive balances to the extent of such positive balances.

(b)   *Special Allocations*. Notwithstanding any other provisions of this Section 6.1, the following special allocations shall be made on a Series by Series basis in the following order for each taxable period:

(i)   Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Minimum Gain attributable to a Series during any taxable year, each Member of such Series shall be allocated items of income and gain attributable to such Series for such year (and, if necessary, subsequent taxable years) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), (g)(2) and (j)(2)(i). For purposes of this Section 6.1(b), each Member's Adjusted Capital Account balance for such Series shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1 with respect to such taxable year. This Section 6.1(b)(i) is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii)   Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(b)(i) above), if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Series during any taxable year, any Member with a share of such Member Nonrecourse Debt Minimum Gain at the beginning of such taxable year shall be allocated items of income and gain attributable to such Series for such year (and, if necessary, subsequent taxable years) in the manner and amounts provided in Treasury Regulation Section 1.704-2(i)(4) and (j)(2)(ii). For purposes of this Section 6.1(b), each Member's Adjusted Capital Account balance shall be determined, and the allocation of income and gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1, other than Section 6.1(b)(i) above, with respect to such taxable year. This Section 6.1(b)(ii) is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement in

Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii)   Except as provided in Sections 6.1(b)(i) and 6.1(b)(ii) above, in the event any Member unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) attributable to a Series, items of income and gain of such Series shall be allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by such Treasury Regulation, the deficit balance, if any, in its Adjusted Capital Account attributable to such Series created by such adjustment, allocation or distribution as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Sections 6.1(b)(i), 6.1(b)(ii), 6.1(b)(iv) or 6.1(b)(v). This Section 6.1(b)(iii) is intended to constitute a qualified income offset described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(iv)   In the event any Member has a deficit balance in its Adjusted Capital Account attributable to a Series at the end of any taxable year, such Member shall be allocated items of gross income and gain of such Series in the amount of such excess as quickly as possible; *provided*, *however*, that an allocation pursuant to this Section 6.1(b)(iv) shall be made only if and to the extent that such Member would have a deficit balance in its Adjusted Capital Account for such Series after all other allocations provided in this Section 6.1(b) (other than Section 6.1(b)(iii)) have been tentatively made as if Section 6.1(b)(iii) and this Section 6.1(b)(iv) were not in this Agreement.

(v)   Nonrecourse Deductions attributable to a Series for any taxable year shall be allocated to the Members of such Series in accordance with their Percentage Interests for such Series.

(vi)   Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for any taxable year shall be allocated 100% to the Member that bears the Economic Risk of Loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Member bears the Economic Risk of Loss with respect to a Member Nonrecourse Debt, Member Nonrecourse Deductions attributable thereto shall be allocated between or among such Members in accordance with the ratios in which they share such Economic Risk of Loss. This Section 6.1(b)(vi) is intended to comply with the provisions of Treasury Regulation Section 1.704-2(i) and shall be interpreted consistently therewith.

(vii)   To the extent an adjustment to the adjusted tax basis of any asset pursuant to Code Sections 734(b) or 743(b) is required, pursuant to Treasury Regulation Section 1.704- 1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts as a result of a distribution in liquidation of a Member's Interest in a Series, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such provisions.

(c)   *Curative Allocation.* The Regulatory Allocations are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations attributable to a Series shall be offset either with other Regulatory Allocations attributable to such Series, or with special allocations of other items of income, gain, loss or deduction attributable to such Series pursuant to this Section 6.1(c). Therefore, notwithstanding any other provision of this Article VI (other than the Regulatory Allocations), but subject to the Code and the Treasury Regulations, the Manager of the applicable Series shall make such offsetting special allocations of income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's applicable Capital Account balance is, to the extent possible, equal to the balance such Member would have had if the Regulatory Allocations were not part of this Agreement. In exercising its discretion under this Section 6.1(c), the Manager of the applicable Series shall take into account future Regulatory Allocations that, although not yet made, are likely to offset other Regulatory Allocations previously made.

(d)   *Income Tax Allocations.*

(i)   Except as otherwise provided in this Section 6.1, each item of income, gain, loss and deduction of a Series shall be allocated among the Members of such Series for U.S. federal income tax purposes in the same manner as such items are allocated under Sections 6.1(a), 6.1(b) and 6.1(c).

(ii)   For U.S. federal income tax purposes, income, gain, loss and deduction with respect to property contributed to a Series by a Member or the Book Value of which is adjusted pursuant to clause (b) or (d) of the definition of Book Value shall be allocated among the Members of such Series in a manner that takes into account the variation between the adjusted tax basis of such property and its Book Value, as required by Section 704(c) of the Code and Treasury Regulation Section 1.704-1(b)(4)(i), using the remedial allocation method permitted by Treasury Regulation Section 1.704-3(d).

(iii)   All items of income, gain, loss, deduction and credit allocated to the Members in accordance with the provisions hereof and basis adjustments recognized by a Series for U.S. federal income tax purposes shall be determined without regard to any election under Code Section 754 that may be made by the Series.

(iv)   If any deductions for depreciation or cost recovery are recaptured as ordinary income upon the sale or other disposition of property of a Series, the ordinary income character of the gain from such sale or disposition shall be allocated among the Members of such Series in the same ratio as the deductions giving rise to such ordinary income character were allocated.

(e)   If the Series Manager for a Series determines, in its sole discretion, that, for tax or regulatory reasons, any Member in that Series should not participate in the Profits or Losses, if any, attributable to any investment or type of investment, or to any other transaction, such Profits or Losses may be set forth in a separate memorandum account, in which event such Profits or Losses shall be allocated only to the Capital Accounts of the Members who the Series Manager determines may participate in such an investment, type of investment or transaction. Notwithstanding Section 6.2 of this Agreement: (i) no distributions of the net income and capital gains included in such Profits shall be made to any such non-participating Member, and (ii) all such income and gains shall be distributed to the participating Members in proportion to their Capital Account balances. Allocations of Profits or Losses, and any corresponding distributions, attributable to other Series investments, types of investment, or transactions shall be adjusted as necessary, as determined by the Series Manager in its sole discretion, to reflect the increased investment therein by each non-participating Member.

Section 6.2   *Distributions*.

(a)   A Series Manager for a Series may at any time, in its sole discretion, cause the Series to distribute Pro Rata to the Members of that Series any or all cash, securities or other property legally available for distribution.

(b)   Notwithstanding Section 6.2(a), in the event of the dissolution and liquidation of the Company or the termination of a Series, all distributions shall be made in accordance with Section 11.3(a).

ARTICLE VII: MANAGEMENT AND OPERATION OF BUSINESS; MEMBERS

Section 7.1   *Management.*

(a)   The Manager shall conduct, direct and manage all activities of the Company generally, and the Series Manager (or Series Managers) of a Series shall conduct, direct and manage all activities of that Series. All management powers over the business and affairs of the Company generally shall be exclusively vested in the Manager, and no Member or other Manager shall have any management power over the business and affairs of (or authority to bind) the Company generally. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of each Series shall be exclusively vested in the Series Manager (or Series Managers) for that Series, and no Member shall have any management power over the business and affairs of (or authority to bind) such Series.

(b)   In addition to the powers now or hereafter granted a Manager of a limited liability company under applicable law or that are granted to the Manager under any other provision of this Agreement, each Manager shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Company generally or the applicable Series, as the case may be, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including (without limitation)the following:

(i)   the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness and the incurring of any other obligations;

(ii)   the making of regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets ofthe Company and each Series;

(iii)   the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the applicable Series or the merger orother combination of the Company with or into another Person;

(iv)   the use of the assets of the applicable Series (including cash on hand) for any purpose;

(v)   the negotiation, execution and performance of any contracts, conveyances or other instruments on behalf of the Company generally or the applicable Series;

(vi)   the distribution of cash, securities or any other property of the applicable Series;

(vii)   the maintenance of separate or joint insurance policies for the benefit of the Company, any Series, any Members or any Indemnitees;

(viii)   the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

(ix)   the control of any matters affecting the rights and obligations of the Company or the applicable Series, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(x)   the indemnification of any Person against liabilities and contingencies tothe extent permitted by law;

(xi)   the purchase or any other acquisition, and the sale or any other disposition,of any security, loan or other financial instrument; the exercise of any voting, proxy, conversion, exercise or other rights or privileges with respect to any such security, loan or other financial instrument; the selection, hiring and termination of any Person (including an Affiliate of any Manager) as an investment manager or investment adviser, custodian, accountant, administrator, auditor, broker, dealer, depository, or other service provider with respect to the Company generally or any Series or with respect to any such security, loan or other financial instrument, and the ability to take any other actions (or to take no action) with respect to any such security, loan or other financial instrument as the relevant Manager (or Managers) may decide in its (or their) sole discretion; and

(xii)   any and all actions necessary, appropriate or convenient, in the sole discretion of the relevant Manager (or Managers), to establish, maintain, operate, offer Interests in, and otherwise conduct activities for or on behalf of the Company generally and any Series as a venture capital fund or any other private or public investment or similar vehicle.

Section 7.2   *Delegation.*

Notwithstanding any other provision of this Agreement to the contrary, and not by way of limitation of any power granted to any Manager under this Agreement or the Delaware Act, the Manager on behalf of the Company generally, and any Series Manager (or Managers) for and on behalf of the relevant Series, may: (i) delegate any of its (or their) duties or powers to any Person, including any Affiliate; (ii) enter into any contract or other agreement the relevant Manager (or Managers) deem, in its (or their) sole discretion, to be necessary, appropriate or convenient to secure the services of any such Person; (iii) commit and use assets of the Company generally or the relevant Series (as applicable) to compensate and indemnify any such Person; and (iv) negotiate, renew, amend, terminate or take any other action with respect to any contract or other agreement described in clauses (ii) and (iii) of this Section 7.2.

Section 7.3   *Powers of Members.*

(a)   No Member, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Company's or any Series' business, transact any business in the Company's or any Series' name or have the power to sign documents for or otherwise bind the Company or any Series.

(b)   Except as expressly required by applicable law or an applicable Series Appendix, no Member (in his, her or its capacity as Member) has any right or power to: (i) take any action on behalf of , or to direct or influence in any way the activities of, the Company generally, any Series, any Manager, or any Person to whom or which a Manager has delegated powers pursuant to Section 7.2 of this Agreement or otherwise; (ii) call, initiate or otherwise cause to be formed any meeting of Members or Members, except as expressly provided in Article XII of this Agreement; (iii) vote or otherwise take any action to remove, replace or appoint any Manager; or (iv) vote on any other matter related to the Company generally, any Series, or this Agreement, except as expressly provided in Article XII of this Agreement.

Section 7.4   *Compensation of Manager.*

Any Manager may be compensated in any manner for its services on behalf of a Series, as provided for in the Series Appendix for that Series. Any compensation paid or allocated to a Manager may take the form of cash, securities or other property, and may be paid, allocated or distributed to a Manager at any time as permitted or authorized in the relevant Series Appendix, regardless of whether Members receive any distribution or allocation at that time.

Section 7.5   *Indemnification*.

(a)   To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, each Series shall indemnify and hold harmless all of such Series' Indemnitees from and against any and all losses, claims, damages, liabilities, joint or several,

expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts ("*Damages*") arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative ("*Claims*"), in which any such Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its management of the affairs of such Series or by reason of its status as an Indemnitee of such Series, that relates to or arises out of such Series, its property, its business or its affairs; *provided*, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.5, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee's conduct was unlawful. Any indemnification pursuant to this Section 7.5 shall be made only out of the assets of the indemnifying Series, it being agreed that, except as provided in Section 11.7, no Member shall be personally liable for such indemnification nor shall any Member have any obligation to contribute or loan any monies or property to such Series to enable it to effectuate such indemnification.

(b)   To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.5(a) in defending any Claim shall, from time to time, be advanced by the indemnifying Series prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by such Series of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.5.

(c)   The indemnification provided by this Section 7.5 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d)   The Company or any Series may purchase and maintain insurance, or reimburse the Manager, its Series Manager (or Series Managers), as applicable, or any of their Affiliates, for the cost of insurance, on behalf of those Managers, their Affiliates

and such other Persons as the Manager or such Series Manager (or Managers), as applicable, shall determine, against any liability that may be incurred by, such Person in connection with the Company or such Series' activities, as applicable, or such Person's activities on behalf of the Company or such Series, as applicable and regardless of whether the Company or such Series would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) In no event may an Indemnitee subject any Manager or Member to personal liability by reason of the indemnification provisions set forth in this Agreement.

(f) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.5 solely because the Indemnitee had an interest in the transaction with respect to whichthe indemnification applies.

(g) The provisions of this Section 7.5 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for thebenefit of any other Persons.

(h) No amendment, modification or repeal of this Section 7.5 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by a Series, nor the obligations of such Series to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.5 as in effect immediately prior to such amendment, modification or repeal with respect to Claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such Claims may arise or be asserted.

(i) The provisions of this Section 7.5 shall not be construed to limit the power of any Series to indemnify an Indemnitee of such Series to the fullest extent permitted by law or to enterinto specific agreements, commitments or arrangements for indemnification permitted by law. The absence of any express provision for indemnification herein shall not limit any right of indemnification existing independently of this Section 7.5.

Section 7.6 *Interseries Indemnification*.

Notwithstanding anything to the contrary set forth in this Agreement, in the event that any Series (the "*Indemnified Series*") becomes liable for any Liability of another Series (the "*Indemnifying Series*"), including any Claim for Damages by a Third Party that relates to or arises out of the actions, obligation, assets, property, business or affairs of the Indemnifying Series (collectively, "*Series Indemnified Damages*"), to the fullest extent permitted by law, the Indemnifying Series shall indemnify the Indemnified Series for the amount of the Series Indemnified Damages promptly following their incurrence or payment, as applicable. Any indemnification pursuant to this Section 7.6 shall be made only out of the assets of the Indemnifying Series, it being agreed that, except as provided in Section 11.7, no Member or

Manager shall be personally liable for such indemnification nor shall any Member or Manager have any obligation to contribute or loan any monies or property to the Indemnifying Series toenable it to effectuate such indemnification.

Section 7.7 *Liability of Indemnitees*.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to any Series, any Member, any Manager or any other Person who is bound by this Agreement, for losses sustained or liabilities incurred as aresult of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee's conduct was criminal.

(b) Each Manager may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the Manager shall not be responsible for any misconduct or negligence on the part ofany such agent appointed by the Manager.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Company, any Series or the Members, a Manager and any other Indemnitee acting in connection with the Company's or a Series' business or affairs shall not be liable to the Company, such Series, any Manager or any Member for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement,to the extent that they restrict or eliminate the duties and liabilities of a Member, Manager or other Person to the Company or the parties hereto otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Member, Manageror other Person.

(d) Any amendment, modification or repeal of this Section 7.7 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability ofthe Indemnitees under this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to Claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such Claims may arise or be asserted.

Section 7.8 *Limitation of Liability*.

Except as expressly provided in this Agreement or the Delaware Act the debts, obligations and liabilities of the Company generally and each Series, as the case may be, whetherarising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company or such Series, as applicable, and no Member or Manager of the Company or such Series shall be obligated personally for any such debt, obligation or liability of the Company or such Series solely by reason of being a Member or acting as a Manager of the Company or the related Series.

Section 7.9 [intentionally omitted].

Section 7.10 *Outside Activities of the Members and Managers*.

Notwithstanding any duty otherwise existing at law or in equity, any Member or Manager of the Company generally or any Series shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company or any Series, including business interests and activities in direct competition with the Company or any Series.

Section 7.11 *Reliance by Third Parties*.

Notwithstanding anything to the contrary in this Agreement, (a) any Person dealing with the Company shall be entitled to assume that the Manager of the Company generally, and any officer of the Manager authorized by the Manager to act on behalf of and in the name of the Company, has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company generally, and to enter into any authorized contracts on behalf of the Company as a whole and the Company generally, and such Person shall be entitled to deal with the Manager or any such officer as if it were the Company's sole party in interest, both legally and beneficially and (b) any Person dealing with any Series shall be entitled to assume that a Series Manager for that Series, and any officer of the Series Manager authorized by the Series

Manager to act on behalf of and in the name of such Series, has full power and authority to encumber, sell or otherwise use in any manner any and all assets of such Series and to enter into any authorized contracts on behalf of such Series and such Person shall be entitled to deal with the Series Manager or any such officer as if it were such Series' sole party in interest, both legally and beneficially. Each Member hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of any such Manager or any such officer in connection with any such dealing. In no event shall any Person dealing with any such Manager or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Manager or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Company or any Series by the Manager or a Series Manager of such Series, respectively, or its respective representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect,
(b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Company or such Series and
(c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Company or such Series, as applicable.

Section 7.12 *Conflicts of Interest.*

Whenever a conflict of interest exists or arises between a Manager or any of its Affiliatesor delegates, on the one hand, and the Company, any Series or any Member or any Affiliates thereof, on the other hand, the Manager shall resolve such conflict of interest, in its sole discretion. The resolution provided by the Manager: (a) shall be binding on, and deemed approved by, all the Members; and (b) shall not constitute a breach of this Agreement, a breach of any other agreement contemplated herein, or a breach of any duty, including any fiduciary duty, or obligation of the Manager, it Affiliates or delegates, whether that duty or obligation arises at statutory or common law, in equity, by contract or otherwise.

ARTICLE VIII: BOOKS, RECORDS AND ACCOUNTING

Section 8.1   *Records and Accounting.*

The Manager and each Series Manager shall keep or cause to be kept full and true booksof account, in which shall be entered fully and accurately each transaction of the Company generally or such Series, as applicable. The records maintained for each Series shall account forthe assets associated with each such Series separately from the other assets of the Company, if any, or of any other Series.

Section 8.2   *Fiscal Year.*

The fiscal year of the Company and of each Series shall be a fiscal year endingDecember 31, unless otherwise provided in the Series Appendix for a Series.

ARTICLE IX: TAX MATTERS

Section 9.1   *Tax Returns.*

The Company shall use reasonable efforts to timely file all returns of the Company or any Series that are required for U.S. federal, state and local income tax purposes on such basis as determined by the Manager. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for U.S. federal income tax purposes, except if and to the extent otherwise determined by the Manager.

Section 9.2   *Member Tax Return Information.*

The Company shall use reasonable efforts to provide or cause to be provided to the Members the tax information (which may be in the form of a good faith estimate) reasonably required by Members for U.S. federal and state income tax reporting purposes within 90 days ofthe close of the calendar year in which the Company's or Series '(as applicable) taxable year ends.

Section 9.3   *Tax Elections.*

The Manager shall determine whether the Company should make any elections permittedby the Code.

Section 9.4   *Tax Controversies.*

(a)   Wefunder Admin, LLC shall serve as the "partnership representative" as described in Section 6223(a) of the Code (the "***Tax Representative***") of each Series.

(b)   The Tax Representative has full power and authority in its capacity as such to represent and bind each Series in each U.S. federal tax audit, including without limitation the power and authority to make an election under Section 6226 of the Code and any Treasury Regulations promulgated thereunder, to seek on behalf of such Series any adjustment to an imputed underpayment available under Section 6225 of the Code or the Treasury Regulations promulgated thereunder (including in cases where such imputed underpayment has been or will be assessed against a subsidiary of such Series), or to request on behalf of such Series any adjustments under Section 6227 of the Code or the Treasury Regulations promulgated thereunder, and to take, and to cause such Series to take, all actions necessary or convenient to give effect to such elections or actions. Each Member agrees to take (or, as applicable, omit to take) all actions that the Tax Representative informs it are reasonably necessary or convenient to effect any action described in the preceding sentence, including without limitation (i) providing any information, certifications, or other documentation reasonably requested in connection with any tax audit or related proceeding (which information may be freely disclosed to the Internal Revenue Service and other relevant taxing authorities), (ii) paying all liabilities attributable to such Member as the result of an election under Section 6226 of the Code, (iii) making any tax filings that the Tax Representative determines to be necessary or appropriate to reduce an imputed underpayment under Section 6225 of the Code or (iv) paying all liabilities associated with such tax filings.

(c)   The costs and expenses incurred by a Member in connection with the preceding Section 9.4(b) shall not be treated as expenses of the Series or their payment as Capital Contributions, and as a result, such costs and expenses shall not give rise to any additional or incremental right to proceeds from such Series. If any tax audit results in the imposition of a tax liability on the Series (including indirectly through such an imposition on one or more subsidiaries of such Series, as determined for applicable tax purposes) and such Series determines in its sole discretion that any portion of such liability is attributable to a Member, then such amount shall in such Series' sole discretion be (i) immediately payable to the Series in cash in whole or in part, or (ii) without duplication, withheld from any distributions otherwise payable to such Member pursuant to Section 6.2. Any payment required under clause (i) of the preceding sentence shall not, except to extent required for purposes of maintaining Capital Accounts, be treated as a Capital Contribution, and shall not itself give rise to any increased right to subsequent distributions from such Series.

(d)   Each Member shall promptly notify the Tax Representative upon becoming aware of the commencement of any tax audit or similar proceeding with respect to such Member or its affiliates if such audit or proceeding relates (or reasonably could be expected to relate) to the Series or any income, gain, loss, or deduction derived from the Series. Notwithstanding any provision of this Agreement to the contrary, each Member agrees that, unless otherwise agreed to in writing by the Tax Representative, its obligations to comply with this <u>Section 9.4</u>, including the obligation to make payments under this section, shall survive any transfer of its interests in the Series and the termination of the Series for local law and U.S. federal income tax purposes, and such Person shall reimburse and indemnify the Series against any liability that would be attributed to such Person under this <u>Section 9.4</u> regardless of whether such Person is a Member at the time of determination.

Section 9.5   *Withholding.*

The Manager is authorized to take any action that it determines, in its sole discretion, may be required to cause the Company or any Series to comply with any withholding requirements established under the Code or any other federal, state or local law, including pursuant to Sections 1441, 1442, 1445, 1446 and 1471 through 1474 of the Code. To the extentthat the Company or any Series is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Member (including by reason of Section 1446 of the Code), the Manager and each Series may treat the amount withheld as a distribution of cash pursuant to Section 6.2, in the amount of such withholding from such Member.

Section 9.6   *Tax Company.*

It is the intention of the Members that each Series be classified as a separate partnership for U.S. federal tax purposes. No Series nor any Member shall make an election for the Company or any Series to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state or local law or tobe classified as other than a partnership pursuant to Treasury Regulation Section 301.7701-3 or any similar provision of state or local law.

ARTICLE X [INTENTIONALLY OMITTED]

ARTICLE XI: DISSOLUTION AND LIQUIDATION

Section 11.1   *Dissolution of the Company.*

(a)   The Company shall not be dissolved by the admission of additional Members.The Company shall dissolve, and its affairs shall be wound up, upon:

(i)   the entry of a decree of judicial dissolution of the Company pursuant tothe provisions of the Delaware Act;

(ii) the termination of the last remaining Series; or

(iii) at any time that there are no Members, unless the Company is continuedwithout dissolution in accordance with the Delaware Act.

(b)   Upon the dissolution of the Company as provided herein, the Company shall bewound up by winding up each Series in the manner provided by Section 11.3.

Section 11.2   *Termination of a Series.*

(a)   A Series shall be terminated upon any of the following events:

(i)   the dissolution of the Company;

(ii)   the entry of a decree of judicial termination of such Series underSection 18-215 of the Delaware Act; or

(iii)   a determination by the Series Manager that it is appropriate to distribute orotherwise pay out or transfer substantially all of the assets of the Series, or that the remaining assets of the Series are substantially worthless.

(b) The termination and winding up of a Series (other than the last Series) shall not, inand of itself, cause a dissolution of the Company or the termination of any other Series. The termination of a Series shall not affect the limitation on liabilities of such Series or any other Series provided by this Agreement, the Certificate of Formation and the Delaware Act.

Section 11.3 *Winding Up, Liquidation and Distribution of Assets of the Company or a SeriesUpon Dissolution of the Company or Termination of Such Series.*

(a)   Winding Up and Distribution Process.

(i)   Upon dissolution of the Company or termination of a Series, the Manager or a Series Manager of such Series, as applicable, shall commence to wind up the affairs of the Company (and all Series) or such Series, as applicable; *provided*, *however*, that a reasonable timeshall be allowed for the orderly liquidation of the assets of any applicable Series and the discharge of liabilities of the Company (and all Series) or such Series, as applicable, to its creditors so as to enable the Members to minimize the normal losses attendant upon a liquidation.

(ii)   Upon dissolution of the Company or termination of a Series, after taking into account Regulatory Allocations, all allocations of Profit, Losses and items thereof with respect to a Series shall initially be made in a manner so that, to the greatest extent possible, the Capital Accounts of each Member in such Series shall equal the amount that would be distributed to such Member if liquidating distributions were made in accordance with the Members 'Percentage Interests in such Series. The amount allocated to a Member shall be distributed as follows (except to the extent otherwise provided for in, or required to give effect to the terms of, the applicable Series Appendix):

(A)   to creditors of each applicable Series, including Members who are creditors, to the extent otherwise permitted by law, in satisfaction (whether by payment or the making of reasonable provision for payment thereof) of all Liabilities of such Series, including, without limitation, the expenses incurred in connection with the liquidation of the Company (andall Series) or such Series; and

(B)   to each Member in accordance with Section 6.2.

(iii)   If any Member has a deficit balance in its Capital Account for such Series(after giving effect to all contributions, distributions and allocations for all fiscal years, including the fiscal year during which such liquidation occurs), such Member shall have no obligation to make any contribution to the capital of the Company or of such Series with respect to such deficit, and such deficit shall not be considered a debt owed to the Company, such Series or to any other Person for any purpose whatsoever.

(iv)   In making distributions pursuant to this Section 11.3, a Series Manager may make distributions in the form of cash, securities, other property, or any combination of theforegoing, in its sole discretion.

(b)   Notwithstanding any other provisions of this Section 11.3, in the event the Company is "liquidated" within the meaning of Treasury Regulation § 1.704-1(b)(2)(ii)(g), but such liquidation does not constitute a dissolution of the Company, the assets of the Company (and each Series) shall not be liquidated, the liabilities of the Company (and each Series) shall not be paid or discharged and the affairs of the Company (and each Series) shall not be wound up. Instead, solely for U.S. federal income tax purposes, the Company (and each Series) shall bedeemed to have distributed all of the assets of the Company (and each Series) in kind to a new Company in exchange for an interest in such new Company and, immediately thereafter, the Company shall be deemed to liquidate by distributing interests in the new Company to the Members.

Section 11.4   *Cancellation of Certificate of Formation.*

Upon the completion of the winding up of the Company and each Series and the distribution of Series cash and property as provided in Section 11.3 in connection with the liquidation of the Company and each Series, the Certificate of Formation and all qualifications ofthe Company as a foreign limited liability company in jurisdictions other than the State of Delaware shall be canceled, and such other actions as may be necessary to terminate the Company and each Series shall be taken.

Section 11.5   *Return of Capital Contributions.*

Except as otherwise provided by applicable law, upon termination of a Series, each Member of such Series shall look solely to the assets of such Series for the return of any or all ofits Capital Contributions made to such Series, and if the assets of such Series remaining after satisfaction (whether by payment or reasonable provision for payment) of the Liabilities of such Series are insufficient to return such Capital Contributions, such Member shall have no recourse against any other Series, the Company, any Manager, or any Member.

Section 11.6 *Waiver of Partition.*

To the maximum extent permitted by law, each Member hereby waives any right topartition of the Company or any Series property.

Section 11.7 *Capital Account Restoration.*

No Member shall have any obligation to restore any negative balance in its Capital Account with respect to any Series upon liquidation of the Company or such Series. For the avoidance of any doubt, no Manager shall have any obligation to restore any negative balance inthe Capital Account of any Member.

ARTICLE XII: AMENDMENT OF COMPANY AGREEMENT;MEETINGS; RECORD DATE; MERGER

Section 12.1 *Amendment.*

Except as otherwise provided by this Agreement, this Agreement and any Series Appendix may be amended unilaterally by the Manager in writing without the approval of any other Member; *provided* that the provisions of Section 7.5 shall not be amended in any way that would adversely affect an Indemnitee without the consent of such Indemnitee.

Section 12.2 *Amendment Requirements.*

Notwithstanding the provisions of Section 12.1, no provision of this Agreement or any Series Appendix may be amended in a manner that, in the sole determination of the Manager, substantially adversely affects the rights of any existing Member, without the consent of that Member. For the purposes of clarity, the Manager may at any time unilaterally amend any provision of this Agreement or any Series Appendix, as provided in Section 12.1 of this Agreement, with respect to any Person who becomes a Member after the amendment, and withrespect to any Member who, in the sole determination of the Manager, is not a Member whose rights are substantially adversely affected by that amendment.

Section 12.3 *Voting Rights.*

Unless otherwise required by the Delaware Act or this Agreement, all actions, approvals and consents to be taken or given by the Members of a Series under the Delaware Act, this Agreement or otherwise, either directly or through a proxy, shall require the affirmative vote or written consent of a Majority in Interest of the Interests of such Series.

Section 12.4 *Meetings.*

Meetings of the Members of a Series, for any purpose or purposes, may be called solelyby a Series Manager, in its sole discretion, or as otherwise required by applicable

law. No Manager is required to call regular, periodic or other meetings of the Members of a Series, except as required by applicable law.

Section 12.5   *Place of Meetings.*

The Series Manager for a Series shall designate the place and time for any meeting of the Members of that Series. The Members of a Series may participate in a meeting of the Members of such Series by means of conference telephone or similar communications equipment; *provided* that all individuals participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting. If all the participants of a meeting are participating by conference telephone or similar communications equipment, the meeting shall be deemed to be held at the principal place of business of the Company.

Section 12.6   *Notice of Meetings.*

The Series Manager shall provide, by email or other electronic communication, written notice to each Member in a Series stating the place, day and hour of a meeting and the purpose or purposes for which a meeting of the Members of a Series is called. The written notice shall be delivered not less than five nor more than 30 days before the date of the meeting. Notwithstanding the foregoing, if the Members of a Series representing a Majority in Interest of the Interests of such Series shall meet or otherwise convene (in person, by conference call or in any other manner permitted by Section 12.5 of this Agreement) at any time and place, either within or outside the State of Delaware, and c onsent (whether orally or in writing) to the holding of a meeting at such time, such meeting shall be valid without call or notice, and at such meeting lawful action may be taken.

Section 12.7   *Quorum.*

Members of any Series holding a Majority in Interest of such Series entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of Members of such Series. In the absence of a quorum at any such meeting, Members of such Series holding a majority of Interests of such Series that are present at the meeting or represented by proxy may adjourn the meeting from time to time for a period not to exceed 60 days without further notice. However, if the adjournment is for more than 60 days, a notice of the adjourned meeting shall be given to each Member of such Series of record entitled to vote at such meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. The Members of such Series present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of Members of such Series whose absence would cause less than a quorum to be present. If a quorum is present, the affirmative vote of Members of such Series holding a Majority in Interest of the Interests of such Series shall be the act of the Members of such Series, unless a vote of greater or lesser proportion is otherwise expressly required or permitted by this Agreement.

Section 12.8   *Proxies.*

With respect to any matter upon which a Member of a Series is asked to vote or take affirmative action, including at a meeting of Members of a Series, a Member of such Series may vote by proxy executed in writing by such Member or by a duly authorized attorney-in-fact.

Section 12.9   *Action Without a Meeting.*

Any action required or permitted to be taken at a meeting of Members of any Series may be taken without a meeting and without prior notice if the Series Manager receives written consents by the Members of such Series representing the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all Members of such Serieswere present and voted.

Section 12.10   *Waiver of Notice.*

When any notice is required to be given to any Member, a waiver thereof in writing signed by the Member entitled to such notice, whether before, at or after the time stated therein, or the presence and participation of such Member in a meeting, or the participation by such Member in a meeting by conference telephone or similar communications equipment, shall be equivalent to the giving of such notice.

Section 12.11   *Merger, Consolidation and Conversion.*

(a)   The Company may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written plan of merger or consolidation or a written plan of conversion, asthe case may be, approved by the Manager.

(b)   Pursuant to Section 18-209(f) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Section 12.11 may (i) effect any amendment to this Agreement or (ii) effect the adoption of a new Company agreement for the Company. Anysuch amendment or adoption made pursuant to this Section 12.11 shall be effective at the effective time or date of the merger or consolidation.

ARTICLE XIII: GENERAL PROVISIONS

Section 13.1   *Addresses and Notices; Written Communications.*

(a)   Any notice, demand, request or report required or permitted to be given or made to a Member under this Agreement shall be in writing and shall be deemed given or made when delivered to the Member through the Wefunder.com website or at the email address most recently provided by that Member through the Wefunder.com website. Any payment made to a Member hereunder shall be deemed conclusively to have been made, and the obligation to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such payment to such Member at its address as shown on the records of the Company, regardless of any claim of any Person who may have an interest in such Interests by reason of any assignment or otherwise. Any notice tothe Company generally or any Series shall be deemed given if received by the Manager or the applicable Series Manager at the principal office of the Company generally or the applicable Series designated pursuant to Section 2.3. The Manager may rely and shall be protected in relying on any notice or other document from a Member or other Person if believed by it to be genuine.

(b) The terms "in writing," "written communications," "written notice" and words ofsimilar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 13.2 *Further Action.*

The parties shall execute and deliver all documents, provide all information and take orrefrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 13.3 *Binding Effect.*

This Agreement shall be binding upon and inure to the benefit of the parties hereto andtheir heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 13.4 *Integration.*

This Agreement constitutes a single, non-severable agreement and the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 13.5 *Creditors.*

None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Company or any Series.

Section 13.6 *Waiver.*

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon abreach thereof shall constitute a waiver of any such breach of any other covenant, duty, agreement or condition.

Section 13.7 *Counterparts.*

This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. This Agreement and the Series Appendices may be signed on behalf of each Members pursuant to powers of attorney granted to one or more Managers or their Affiliates.

Section 13.8   *Applicable Law.*

This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

Section 13.9   *Invalidity of Provisions.*

If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 13.10 *Consent of Members.*

Each Member hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Members of the Company or any Series, such action may be so taken upon the concurrence of less than all of the Members and each Member shall be bound by the results of such action.

Section 13.11 *Third Party Beneficiaries.*

Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto and Indemnitees any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

[*Signature Page Follows*]

EXHIBIT A
SERIES APPENDIX FOR THE WEFUNDER I SERIES,
A SERIES OF WEFUNDER SPV, LLC, A DELAWARE LIMITED LIABILITY COMPANY

This appendix ("**Appendix**") describes the terms of the Wefunder I Series (the "**Series**") of Wefunder SPV, LLC (the "**LLC**"), a Series of the LLC established in accordance with Article III of the Limited Liability Company Agreement of the LLC, as that agreement may be amended from time to time (the "**LLC Agreement**"). Each capitalized term used in this Appendix has the meaning assigned to that term in the LLC Agreement, unless that term is otherwise defined in this Appendix, or unless the context otherwise requires.

The following terms apply to this Series:

Name of Issuer: Wefunder, Inc.

Series Manager: Wefunder Admin, LLC

Initial Member: Wefunder, Inc.

Contribution of Intial Member: $1.00

Fiscal Year End: December 31

Lead Investor: Immad Akhund

Series term: Perpetual, until terminated in accordance with the LLC Agreement

Minimum investment amount: $100

Minimum amount needed to close: $1,000,000

Maximum investment amount: $5,000,000

Date of Form C Filing: March 16, 2021

Link to Form C: https://www.sec.gov/edgar/browse/?CIK=1641389

SERIES APPENDIX FOR THE {{COMPANY NAME}} {{SERIES NO.}} SERIES,
A SERIES OF WEFUNDER SPV, LLC, A DELAWARE LIMITED LIABILITY COMPANY

This appendix ("**Appendix**") describes the terms of the {{Company Name}} {{Series No.}} Series (the "**Series**") of Wefunder SPV, LLC (the "**LLC**"), a Series of the LLC established in accordance with Article III of the Limited Liability Company Agreement of the LLC, as that agreement may be amended from time to time (the "**LLC Agreement**"). Each capitalized term used in this Appendix has the meaning assigned to that term in the LLC Agreement, unless that term is otherwise defined in this Appendix, or unless the context otherwise requires.

The following terms apply to this Series:

Name of Issuer: {{Company Name}}

Series Manager: Wefunder Admin, LLC

Fiscal Year End: {{From Form C}}

Initial Lead Investor: {{Name of Initial Lead Investor}}

Series term: Perpetual, until terminated in accordance with the LLC Agreement

Date of Form C Filing: {{Date}}

Link to Form C: {{EDGAR Link}}